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                       CHINA NEPSTAR CHAIN DRUGSTORE LTD.
                    6TH FLOOR, TOWER B, XINNENGYUAN BUILDING
                     NANHAI ROAD, NANSHAN DISTRICT, SHENZHEN
                            GUANGDONG PROVINCE 518054
                           PEOPLE'S REPUBLIC OF CHINA


                                                                November 7, 2007


VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

     Re:  CHINA NEPSTAR CHAIN DRUGSTORE LTD.
          REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION NO. 333-146767)

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), China Nepstar Chain Drugstore Ltd. (the "Company") hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the "Registration Statement"), as amended prior to its effectiveness, so that it will become effective at 11:00 am Eastern Standard Time on November 8, 2007, or as soon thereafter as practicable, unless we or our U.S. counsel, Simpson Thacher & Bartlett LLP, requests by telephone that such Registration Statement be declared effective at some other time.

     By this request, the Company confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the Registration Statement, and acknowledges the following:

     (i) should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the Registration Statement;

     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                           (Signature Page to Follow)


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                                            Very truly yours,

                                            China Nepstar Chain Drugstore Ltd.



                                            By: /s/ Jiaxin Feng
                                               ---------------------------
                                               Name:  Jiaxin Feng
                                               Title: Executive Director